                       __________________________________

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       __________________________________
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 5)

                           Dawson Geophysical Company
                                (Name of Issuer)
                           __________________________

                        Common Stock, $.33 1/3 par value
                         (Title of Class of Securities)
                           __________________________

                                  239359 10 2
                                 (CUSIP Number)

                           Mr.  Richard E. Blohm, Jr.
                             1415 Louisiana Street
                              Houston, Texas 77002
                                 (713) 739-6500
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)

                                with a copy to:
                              Mr. John R. Brantley
                         Bracewell & Patterson, L.L.P.
                        711 Louisiana Street, Suite 2900
                              Houston, Texas 77002
                                  713-223-2900
                          ____________________________

                                  May 11, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e),
         Rule 13d-1(f) or Rule 13d-1(g), check the following box:  [  ]

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                          ____________________________




                              Page 1 of 8 Pages

                                                               Page 2 of 8 Pages

CUSIP NO.: 239359 10 2

                        AMENDMENT NO. 5 TO SCHEDULE 13D


================================================================================
      1      NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

             Pebbleton Corporation N.V.
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) [ ]
             (b) [ ]
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS
             WC
-------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)


             [ ]
--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Netherlands Antilles
--------------------------------------------------------------------------------

      7      SOLE VOTING POWER

             0
--------------------------------------------------------------------------------

      8      SHARED VOTING POWER

             814,900
--------------------------------------------------------------------------------

      9      SOLE DISPOSITIVE POWER

             0
--------------------------------------------------------------------------------

     10      SHARED DISPOSITIVE POWER

             814,900
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             814,900
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

             [ ]
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.07%
--------------------------------------------------------------------------------

     14      Type of Reporting Person

             CO
================================================================================

                                                               Page 3 of 8 Pages

CUSIP NO.:239359 10 2

                        AMENDMENT NO. 5 TO SCHEDULE 13D


================================================================================

      1      NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

             Issam M. Fares
--------------------------------------------------------------------------------

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) [ ]
             (b) [ ]
--------------------------------------------------------------------------------

      3      SEC USE ONLY

--------------------------------------------------------------------------------

      4      SOURCE OF FUNDS
             AF
--------------------------------------------------------------------------------

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)

             [ ]
--------------------------------------------------------------------------------

      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Lebanese
--------------------------------------------------------------------------------

      7      SOLE VOTING POWER

             0
--------------------------------------------------------------------------------

      8      SHARED VOTING POWER

             814,900
--------------------------------------------------------------------------------

      9      SOLE DISPOSITIVE POWER

             0
--------------------------------------------------------------------------------

     10      SHARED DISPOSITIVE POWER

             814,900
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             814,900
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

             [ ]
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.07%
--------------------------------------------------------------------------------

     14      Type of Reporting Person

             IN
================================================================================

                                                               Page 4 of 8 Pages


                                  SCHEDULE 13D
                                AMENDMENT NO. 5

  Unless otherwise defined or indicated in this Amendment No. 5, capitalized terms which are used herein and are defined in the Schedule 13D filed October 16, 1998, as heretofore amended ("Original 13D"), shall have the meanings assigned to them in the Original 13D. All information herein with respect to Dawson Geophysical Company, a Texas corporation, is to the best knowledge and belief of the Reporting Persons, as defined herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

  (a) As set forth herein, Pebbleton owns 814,900 shares of Common Stock of the Issuer, which represents approximately 15.07% of the outstanding Common Stock based on the number of shares of Common Stock outstanding as of March 31, 1999, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 1999 filed with the Securities and Exchange Commission on April 30, 1999.

  (b) Mr. Fares may be deemed to beneficially own and thereby share voting and dispositive power over the shares of Common Stock described herein which are held by Pebbleton. See Item 2 of the Original 13D.

  (c) Set forth in Exhibit A to this Amendment No. 5 is a list of all transactions effected in the Issuer's Common Stock within the past sixty (60) days, including (i) the identity of the person effecting transactions in the Issuer's Common Stock; (ii) the date of the transaction; (iii) the amount of securities involved; (iv) the price per share of Common Stock; and (v) where and how the transaction was effected. Other than the transactions described herein, none of the Reporting Persons nor to the knowledge of the Reporting Persons, any of their officers or directors, has effected any transactions in the Common Stock during the preceding sixty days.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A Transactions in the Common Stock

                                                               Page 5 of 8 Pages

                                   SIGNATURES


  After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: May 13, 1999.            PEBBLETON CORPORATION N.V.
                                By:  Issam M. Fares, Managing Director


                                By: /s/ Richard E.  Blohm, Jr.
                                   -----------------------------------
                                    Richard E. Blohm, Jr.
                                    Attorney in Fact


Dated: May 13, 1999.            Issam M. Fares



                                By: /s/ Richard E.  Blohm, Jr.
                                   -----------------------------------
                                    Richard E. Blohm, Jr.
                                    Attorney in Fact

                                                               Page 6 of 8 Pages

                               INDEX TO EXHIBITS


  Exhibit A   Transactions in the Common Stock